

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 28, 2010

CT Corporation System
111 Eighth Avenue
New York, New York 10011

Re: Dehaier Medical Systems Limited
Amendment No. 2 to Registration Statement on Form S-1
Filed January 19, 2010
File No. 333-163041

Ladies and Gentlemen:

We have reviewed your filing and your response dated January 19, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Refer to the websites http://www.dehaier.com.cn/dhrweb/abouten.aspx and www.chinadhr.com. While you have indicated in your response to prior comment 21 that you were not established in 1991 and in your response to prior comment 30 that you do not manufacture any products or components, we are unable to reconcile your responses to prior comments 21 and 30 with the information which appears on the websites. Specifically:

- the former website states that Dehaier Medical was established in 1991 and provides a developmental history from 1991-2005; and
- the latter website states that you have a manufacturing center in Nanjing.

Please reconcile and make revisions to the registration statement, as appropriate.

2. Please confirm that you have described all material recent developments since September 30, 2009 in the registration statement. If not, please revise to include a brief discussion.

Prospectus Cover Page

3. Revise the final sentence on the second-to-last paragraph on the cover page to clarify that you will issue placement agent warrants to purchase up to 10% of the aggregate number of common shares sold in the offering. Make conforming changes throughout the registration statement where similar language appears.

Our Company, page 1

4. You disclose that you sell your products primarily to distributors and hospitals. Please revise to clarify, as stated on page 68, that over 90% of your sales are to distributors and that only 1% of your sales are to hospitals.

5. We note that you refer to SFDA approval in your discussion of branded products. Revise the Summary to define the term SFDA at first usage and to explain its function. Make similar revisions, as appropriate.

6. We note your disclosure in the first risk factor on page 13 that you seek to terminate contractual relationships with any distributors that are "underperforming." Your disclosure is unclear as to why you would terminate relationships with your customers (i.e., your distributors). Revise to describe your economic incentive, if any, for terminating distributors. For instance, are certain products purchased on consignment and returned if not sold? Please explain.

7. We reissue prior comment 5, in part. Please note that the prior comment does not request separate discussions of the development, assembly and marketing of each of your products. Rather, the summary should provide a concise discussion of the infrastructure, such as facilities, contractual arrangements and/or human resources, which enables you to complete these functions. Your current disclosure briefly describes on page 3 your distribution network, but does not similarly discuss the assembly and marketing capabilities that you reference in the first paragraph of the Summary. Please revise accordingly.

Our Structure, page 7

8. We note your response to prior comment 10 and reissue the comment, in part. Specifically, we note your continued reference to "substantial financial support." The meaning of this reference remains unclear. Are you referring to support other than the loans to finance operations that are described in the second and third sentence of footnote (7)? Please revise this section as necessary to clarify and provide all of the information required by Item 404 of Regulation S-K under the heading "Related Party Transactions" on page 82.

9. Please tell us the basis for the statement included in footnote (7) that you do not receive any of the income that BTL receives for providing such services. Since BTL is consolidated as a variable interest entity, it appears that you do consolidate the income within your financial statements. Please clarify.

10. We note that 14% of BTL is owned by Mr. Chen's wife and other employees. Please revise footnote (7) accordingly.

Make-Good Escrow, page 9

11. Revise to clarify whether the escrow agreement has been executed (or if it has not, when it will be executed) and when the shares will be placed into escrow. Additionally, please clarify your statement that the Make-Good Shares will be redeemed "without any *additional* consideration." [*Emphasis added*]. Do you mean that the shares will be cancelled or forfeited without any consideration? Clarify.

We sell products for some of our competitors… page 13

12. We note that you state that you have developed and are currently seeking SFDA approval for branded sleep apnea treatment products. We also note that ResMed may claim that these products compete with the ResMed S6 and MAP MiniPAP and may seek to terminate your distribution agreement with them on that basis. Please revise to disclose, to the extent material, the percentage of revenue which is attributable to the ResMed distribution agreement.

BDL is also required to allocate…, page 24

13. We note your response to prior comment 16. It is unclear whether you are currently required by PRC law to set aside reserve amounts. When you state that PRC authorities have not required you to make a determination regarding your reserve amounts, do you mean that you are not in compliance with an applicable law but have not received a warning for failure to comply or, alternatively, that

the law regarding reserve amounts is at present entirely inapplicable? Please explain. Additionally, please clarify the connection between the requirement that you allocate a portion of after-tax profits to these reserves and the last paragraph of this risk factor.

If our financial condition deteriorates.., page 27

14. We note your response to prior comment 17. You are not presently listed on the NASDAQ Capital Market. In addition, it appears possible that you will not receive certification from NASDAQ before an investor makes his or her investment decision (i.e., before his or her funds are placed into escrow). Therefore, the suggestion that you are assured of listing in your current financial condition is not appropriate and should be removed. Additionally, the heading of the risk factor suggests that the offering may close even if the initial listing standards are not met. If approval of your application for listing on the NASDAQ Capital Market is a condition to the closing of the offering, revise here, under "The Offering" on page 8 and elsewhere as applicable.

British Virgin Islands companies may not be able…, page 30

15. In this risk factor you state that it is "unlikely" that that a British Virgin Islands court would recognize or enforce a U.S judgment. However, on page 99 you state that you have been advised by counsel that it "would not be automatically enforceable." These statements appear to convey differing levels of probability. Please revise to reconcile.

Principal Suppliers – Our Branded Products, page 63

16. Please revise to clarify your statement that you limit the ability of Friend of Health to sell finished products to Chuzhou. Please describe the scope of these limitations.

17. We note that you have disclosed information regarding your production agreements with Friend of Health. In addition, please provide a similar discussion regarding your relationships with the suppliers of components for your branded products generally. For example, and without limitation, please describe whether you provide technical specifications and files needed for your suppliers to manufacture components, whether you purchase the same components from different suppliers, and whether you provide separately outsourced core parts to other suppliers to incorporate into various components. Also, please disclose the information contained in the second paragraph of your response to prior comment 30.

Our Strategies, page 66

18. We note your response to prior comment 25. While we acknowledge that you have not completed your market research regarding the cost of opening CEC's in provincial cities, please disclose the cost of the recently established CEC in Beijing. In addition, please revise, where appropriate, to clarify the types of customers you will target using the CECs. For example, please clarify whether the existing CEC is being, and future CECs will be, used to market towards distributors, hospitals, and/or individuals.

Concentration of Receivables, page 68

19. We note your response to prior comments 26 and 27. However, your disclosure remains unclear in several respects. Please revise as follows:
    - to disclose whether the loss of any of the four customers referenced in this section would materially affect your business. If so, please identify the customer(s) and file any material agreement(s) with the customer(s). Refer to Item 601(b)(10)(ii)(B) of Regulation S-K;
    - to clarify whether this section discusses the same four customers for each period presented;
    - to clarify the percentage of receivables that are attributable to each specific customer at each period; and
    - to clarify whether Poverty Aid Office is one of the four customers referenced in this section.

Competition – Generally, page 68

20. We note your response to prior comment 28. Please revise to remove statements which imply that you have already expanded into international markets. For example, we note statements such as "we face direct competition both domestically in China and internationally" and "[f]or domestic sales, our competitors include…"

21. We note the far-right column of the table. The references to "average", "greater than average" and "smaller than average" are not clear. Please revise the table or provide an appropriate key to explain what these terms are intended to convey about your competitive position. For example, it is unclear what a "greater than average" competitive position would be. In addition, please provide cross-references to the risk factor disclosure provided in response to prior comment 29.

Tax Matters Applicable To U.S. Holders…, page 94

22. Please note that for each tax opinion required by Item 601(b)(8), you must file an Exhibit 8 opinion. If you elect to file a short-form opinion, be advised that the

opinion must expressly state that the applicable discussion in the prospectus is counsel's opinion. Note that your opinions must be valid as of the date of effectiveness.

Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

23. In response to our prior comment 40, we see that you now include service income and expenses within operating income. We note the disclosure on page 7 and F-8 that BTL's revenues/sales are included in the company's total revenues/sales. Since BTL's revenues consist of providing repairs and transportation services to the customers of BDL (service income), please reconcile this disclosure with the current classification of service income on the statement of operations.

24. Regarding your response to prior comment 41, please revise to also disclose your revenue recognition policy for service income.

Note 2. Summary of Significant Accounting Policies
Basis of Consolidation, page F-7

25. We have the following comments regarding your response to prior comment 42 regarding the consolidation of BTL as a variable interest entity:

- We see your analysis of why BDL and BTL are under common control; however it remains unclear how these entities are under common control. Please tell us if the common shareholders are immediate family members as described in paragraph 3(b) of EITF 02-5. Alternatively, discuss if there is any contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert, as discussed in paragraph 3(c) of the EITF.   In addition, please revise to also include Dehaier in your common control analysis.

- We reference the statement that you have concluded that Dehaier is the primary beneficiary. If Dehaier, BDL and BTL are all under common control, please tell us why BDL is not the primary beneficiary of BTL by reference to FASB ASC 810-10-25-44 which states that for related parties, the primary beneficiary is the entity that is most closely associated with the variable interest entity. It appears that the principal activities (e.g., the lease, debt collateral, loans, etc.) are between BDL and BTL.

- If Dehaier, BDL and BTL are not under common control, please provide us with your analysis under FASB ASC 810 as to why Dehaier is the primary beneficiary and should consolidated BTL.

26. Please revise to disclose how you initially consolidated BTL within Dehaier, similar to your response to prior comment 43.

Exhibits

27. We note your responses to prior comments 46 and 48 and reissue the comments. It still appears that certain material agreements, including, without limitation, the loan agreements between BTL and BDL, have not been filed. Also, be advised that you are required to file complete copies of your material agreements, including all schedules, attachments and annexes. As the staff requires sufficient time to review these agreements, you are strongly encouraged to file complete copies of all material agreements with your next amendment.

28. While we note your response to prior comment 47, the agreements filed as Exhibits 10.6 and 10.7 are still titled as summary translations. Please file full English translations.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Brain Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel

cc (by facsimile): Anthony W. Basch, Esq.